mCig, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

March 20, 2014

Via Edgar

Re: mCig, Inc.

Form 10-K for the Year Ended April 30, 2013

Filed July 28, 2013, as amended August 5, 2013

Form 10-Q for the Quarter Ended July 31, 2013

Filed September 13, 2014, as amended September 20, 2013

Form 10-Q for the Quarter Ended October 31, 2013

Filed December 16, 2013

Form 8-K filed February 25, 2014

File No. 333-175941

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated February 28, 2014 concerning mCig, Inc. and the filings referenced above (the “Company”).

General

1. Please note that each periodic report you file must be signed by the persons required pursuant to the form. While each of the following periodic reports indicated the name and title of the person who would be signing the report, there is no typed signature provided:

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Form 10-K and Form 10-K/A for the fiscal year ended April 30, 2013;

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Form 10-Q and Form 10-Q/A for the quarter ended July 31, 2013; and

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Form 10-Q for the quarter ended October 31, 2013.

Please amend and refile each Form 10-K and Form 10-Q in its entirety with the required signature(s). In addition, please ensure that each certification required by Item 601(b)(31) and (32) of Regulation S-K is also signed when you amend your reports. - It will be refiled with all required changes.

2. We note your press release dated December 3, 2013 announcing the appointment of your  Chief Operating Officer. Tell us why you did not file an Item 5.02 Form 8-K to report this appointment. File the Form 8-K, as required. - It will be filed.

3. We note your press release dated January 24, 2014 that announces your acquisition of  Vapolution, Inc. Please tell us why you have not filed an Item 1.01 or Item 2.01 Form 8- K to report what appears to be a material acquisition. File the Form 8-K, as required. - It will be filed.

Form 10-K for the fiscal year ended April 30, 2013

Item 9A. Controls and Procedures, page 25

4. Please tell us and provide a description of any changes in your internal control over financial reporting for the period ended April 30, 2013 pursuant to Item 308(c) of Regulation S-K. - There has been no change in our internal control over financial reporting for the period ended April 30, 2013.

5. Item 15. Financial Statement Schedule, page 31

Please note that Item 15 of Form 10-K requires you to file the exhibits required by Item 601 of Regulation S-K. With the exception of the certifications required by Item 601(b)(31) and (32), you have not filed any of the required exhibits, such as the following:

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Articles of incorporation; - Will be filed with amended 10-K.

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Bylaws; - Will be filed with amended 10-K.

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Subsidiaries of the registrant; - There are no subsidiaries.

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Material contracts, including

o April 30, 2012 joint venture agreement, distribution agreement and technology license agreement with Leadwill Corporation, a Japanese corporation (page 4); - Will be filed with amended 10-K.

o May 12, 2012 agreement with Epik Investments Limited, a Hong Kong limited liability company (page 11); - Will be filed with amended 10-K.

o September 1, 2012 joint venture agreement, distribution agreement and technology license agreement with Lifetech Japan Corporation, a Japanese corporation (page 5); - Will be filed with amended 10-K.

o Share swap agreement with “the Manufacturer,” Leadwill Corporation (page 5); - This share swap agreement is outlined in the joint venture agreement attached and there is no other agreement beyond that. The joint venture agreement was a binding agreement stating the intention of both parties to enter into a share swap, among other things, but the share swap never materialized and was never executed.

o Agreements evidencing the demand loans from Bejamin Chung, your former CEO and sole officer and director (page 12); - Will be filed with amended 10-K.

o December 2012 exclusive ten-country distribution agreement with SunPlex Limited (page 22); - Will be filed with amended 10-K.

Please file all the required exhibits and provide an exhibit index in an amendment to your Form 10-K.

Exhibit 23.1

Report of the Independent Registered Public Accounting Firm

6.  Please present the report of your independent registered public accounting firm as part of your financial statements. - We have put the report. Will be filed with amended 10-K.

Form 10-Q for the period ended October 31, 2013

7.  Please file as an exhibit the September 14, 2013 Share Cancellation / Exchange / Return

to Treasury Agreement with your CEO, Paul Rosenburg. - It was filed as exhibit 10.1 of 8-K, dated 09/23/2013.

Item 1. Financial Statements

Note 1. Business Description and Basis of Presentation, page 8

8.

Please disclose the status of the Lifetech Industries (Lifetech) business including its joint venture agreement and distributorship agreements. - In accordance with our decision to change company's business model and strategy, all agreements related to the Lifetech business will be terminated and closed as of April 30, 2014.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 12

9.

Please tell us and disclose in detail your new business model adopted by mCig effective October 31, 2013, including any material agreements or acquisitions. We note your disclosure of the company’s adjusted business plan as of October 31, 2013, but without a description of how you plan to execute this business plan. Further, please revise and advise us of the status of the project(s) related to the distribution agreements as of October 31, 2013 and your plans for the AWG business. We note your disclosure in Note 2 that the “project has the potential to bring sales of up to $75 million or more over the course of 5 years,” but you have not realized any revenues to date. - All agreements related to the Lifetech business will be terminated and closed as of  April 30, 2014.

Since October 2013, mCig, Inc. has positioned itself as a technology company focused on two long-term secular trends sweeping the globe: (1) The decriminalization and legalization of marijuana for medicinal or recreational purposes (2) The adoption of electronic vaporizing cigarettes (commonly known as “eCigs”) by the world’s 1.2 Billion smokers.  We manufacture and retail the mCig — the world’s most affordable loose-leaf eCig priced at only $10. Designed in the USA — the mCig provides a superior smoking experience by heating plant material, waxes, and oils delivering a smoother inhalation experience. The company also owns Vapolution, Inc. which manufactures and retails home-use vaporizers such as the Vapolution 2.0. Through its wholly owned subsidiary, VitaCig, Inc. the company is preparing to launch the VitaCig, a $2 nicotine-free eCig that delivers a water-vapor mixed with vitamins and natural flavors.

On January 23, 2014, the company signed a Stock Purchase Agreement with Vapolution, Inc. which manufactures and retails home-use vaporizers. In accordance with this agreement mCig, Inc. acquired 100% of Vapolution, Inc.; as part of this transaction mCig, Inc. issued 5,000,000 shares to shareholders of Vapolution, Inc. Paul Rosenberg, President & CEO of mCig, Inc. canceled an equal amount (5,000,000 shares) of common shares owned by him resulting in a net non-dilutive transaction to existing mCig, Inc. shareholders. - It will be disclosed in the Notes to Financial Statements for the period ended January 31, 2014.

Unregistered Sale of Equity Securities and Use of Proceeds, page 15

10.

Please disclose the unregistered sales of equity securities disclosed in Note 4 to the financial statements. Provide all the information required by Item 701 of Regulation S- K, including the exemption claimed and the facts relied upon to make the exemption available

For the September 17 and October 18, 2013 issuances, please disclose the nature of the professional services provided to the company. - The company issued restricted shares to consultants in order to promote the company via social media.

For the September 14, 2013 issuance of Series A preferred stock to Mr. Paul Rosenberg, please disclose all the material terms of the Series A preferred stock. - Share Cancellation / Exchange / Return to Treasury Agreement with our CEO, Paul Rosenberg, and Certificate of Designation were filed as exhibits 10.1 and 99.1 of 8-K, dated 09/23/2013.

Form 8-K filed February 25, 2014

11.

Please identify the intellectual property, amount of cash and web development services that mCig, Inc. is contributing to VitaCig, Inc. Disclose that your Chief Operating Officer, Mark Linkhorst, is President of VitaCig. - The specific assets being contributed consist solely of pending trademarks for the term “VitaCig” filed with the USTO.

12.

Please disclose why the company plans to dividend a portion of the VitaCig shares to holders of vested common stock of mCig and when the company’s board came to this decision. Disclose what percentage of VitaCig’s shares will be part of the dividend.

 In the fall of 2013, management believed there was an opportunity to develop a nicotine-free electronic cigarette incorporating vitamins and nutrients plus flavored vapor. This product was named Vitacig. Since that time, the company has incubated the VitaCig project within the mCig, Inc. umbrella while pursuing the main business strategy which is the production and retailing of the mCig, a loose-leaf herbal e-cigarette aka vaporizer. As the VitaCig project advanced it became evident that the mCig business model was becoming bifurcated. While the VitaCig project represented an opportunity it would require a different set of marketing plans, capital strategy, and brand development. As a result, on February 3, 2014 management decided to Spin-Off VitaCig, Inc. to mCig, Inc. shareholders and allow VitaCig to operate as an autonomous company. Following the spin-off it is anticipated that mCig, Inc. will retain 49% of VitaCig, Inc. with mCig, Inc. shareholders and management retaining roughly 51%.

13. Please address the following with respect to the contribution agreement filed as Exhibit 10.1 to the Form 8-K:

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We note the reference to Schedule A in section 2 of the contribution agreement.

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Please file the contribution agreement in its entirety, including Schedule A. To be filed with amended 8-K.

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Please explain the reference to Solar Verde in section 3 to the contribution agreement. - Generally the draft version was uploaded to instead of the final version.

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We note that the contribution agreement is not signed. Please file an executed version of the agreement. - It will be filed with amended 8-K.

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Please explain why Paul Rosenberg is listed under “Contributors” and what “Shares

         Received” refers to at the bottom of the contribution agreement. - Mr. Paul Rosenberg is not receiving the shares personally, but was signing on behalf of mCig, Inc. as the CEO of the Company

If you have any questions or additional requests please contact the undersigned at the number above.

Thank you for your time and attention.

Sincerely,

/s/   Paul Rosenberg

Paul Rosenberg, CEO

mCig, Inc.